Exhibit 99.1

Preclinical Data from ImmunoPrecise’s Drug Pipeline to be Presented During the BIO International Partnering Event

VICTORIA, British Columbia--(BUSINESS WIRE)--June 15, 2021--IMMUNOPRECISE ANTIBODIES LTD (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) today announced the results from in vitro characterizations investigating TATX-21, a novel potential first-in-class antibody for Atherosclerosis Cardiovascular Disease (ACVD), will be presented in partnering meetings at the 2021 BIO International Convention, June 14-18, 2021.

Data will be presented on investigational antibodies known as TATX-21, a diverse pool of antibodies (cross-)reactive to human and murine undisclosed paralogous targets. The antibodies, isolated via IPA’s single B cell SelectTM technology, were discovered using rabbit B cells as the source of novel antibodies, a host cell utilized by ImmunoPrecise with the aim to maximize the diversity and function of the resulting lead candidates. The lead candidate pool of 25 sequence-unique antibodies has been advanced for further testing to determine their potential to prevent low-density lipids (LDL) uptake, functional tests that are intended to shine light on the antibodies’ potential to prevent and treat Atherosclerosis Cardiovascular Disease (ACVD).

The Company noted that they are screening the lead candidate pool for the ability to block the interaction of the target of interest with LDL but also for their ability to stimulate the target thereby potentially activating a down-stream signaling cascade, which may, based on published literature, provide a novel treatment approach for diabetic retinopathy.

"These data, which will be presented at IPA’s BIO Digital partnering meetings, further our understanding of these novel antibodies and their mechanisms of action and inform our thinking regarding potential program opportunities to treat two very different but serious indications," said Jennifer L Bath, Ph.D., CEO and President at ImmunoPrecise Antibodies. "This is an exciting year for our internal therapeutics pipeline, as results from a number of research and development programs continue to advance."

About B cell Select™

IPA’s B cell Select™ platform enables the interrogation of a greater diversity of an antibody repertoire. By interrogating isolated B cells, IPA can analyze full organism repertoires with very little manipulation. This proprietary platform is species independent allowing for the generation of antibodies from samples not possible using other methods. B cell Select has the potential to develop antibodies from any species (including humans) as well as from any tissue. As the platform explores the entire antibody repertoire, it provides the opportunity to develop antibodies for anything that is possible in an animal’s immune repertoire including any protein class, complex therapeutic targets, post-translational modifications, and small molecules.

The B cell Select platform enables the interrogation of up to ten million blood cells to generate native monoclonal antibodies from immunized animals that specifically target an antigen. The B cell Select process takes place early in the antibody development process allowing for the rapid selection of top candidates, which IPA believes drastically increases the success rate of antibody discovery. The platform also harnesses the power of the immune system to generate natural pairing of the antibodies produced by selected B cells.

About ImmunoPrecise Antibodies

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s TATX-21 to treat ACVD, including its potential to prevent low-density lipids uptake and subsequent accumulation of ACVD-related plaques, the potential of IPA’s TATX-21 to treat diabetic retinopathy, the potential of our B cell Select™ platform, the Company’s goals for its antibody discovery platform, and the outcome of any potential partnering discussions with respect to TATX-21 or any other of the Company’s products or technologies. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, without limitation: the Company may not be successful in developing TATX-21 against ACVD or diabetic retinopathy or may not be successful in developing antibodies using its B cell Select™ platform or its other antibody discovery technologies in each case through the successful and timely completion of preclinical assays, studies and clinical trials; the Company may not receive all regulatory approvals to commence and then continue clinical trials of TATX-21 or its other products; the Company may not be successful in partnering or commercializing TATX-21 or its other products; and the coverage and applicability of the Company’s intellectual property rights to TATX-21, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com